VS HOLDINGS, INC.

c/o The Vitamin Shoppe

2101 91st Street

North Bergen, New Jersey 07047

September 18, 2006

VIA FACSIMILE AND EDGAR

United States Securities and Exchange

        Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: H. Christopher Owings

Re:	VS Holdings, Inc., Vitamin Shoppe Industries, Inc. and VS Direct Inc. (the
“Issuers”) Registration Statement on Form S-4, as amended
(SEC File Nos. 333-134983 to -02)

Ladies and Gentleman:

VS Holdings, Inc. (the “Company”), on behalf of itself and its subsidiary guarantors listed as registrants (the “Subsidiary Registrants”), hereby requests acceleration of the effective date of the Registration Statement on Form S-4, as amended (SEC File Nos. 333-134983 to -02), as amended, to 2:00 p.m., Eastern time, on Wednesday, September 20, 2006 or as soon thereafter as possible. I, Cosmo La Forgia, Vice President, Finance of the Comapany, make the following representations on behalf of the Company and the Subsidiary Registrants (together, the “Issuers”).

The Issuers hereby acknowledge their responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement. Additionally, the Issuers acknowledge the following:

1.	Should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission, acting pursuant to delegated authority, declare the filing of our Registration Statement on Form S-4, as amended (the “Filing”) effective, it does not foreclose the Commission from taking any action with respect to the Filing;

2.	The action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Issuers from their full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

3.	The Issuers may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Christian O. Nagler of Kirkland & Ellis LLP, special counsel to the Issuers, at (212) 446-4660 as soon as the Registration Statement has been declared effective.

Very truly yours,

VS HOLDINGS, INC. VITAMIN SHOPPE INDUSTRIES INC. VS DIRECT INC.

By:	/s/ Cosmo La Forgia
Name: Cosmo La Forgia
Title: Vice President, Finance VS Holdings, Inc.

cc:	Christian O. Nagler, Kirkland & Ellis LLP